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                                                                    Exhibit 99.1


                                                     [Logo of Vivendi Universal]


Vivendi Universal commences proceedings against Deutsche
Telekom in the Paris Commercial Court


Paris, May 17, 2005 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) has commenced proceedings against Deutsche Telekom in the Paris Commercial Court, for wrongful termination of negotiations.

In September 2004, Deutsche Telekom, without notice and without proper cause, terminated tripartite negotiations commenced one year earlier with Elektrim relating to the sale of 51% of PTC to Deutsche Telekom.

Vivendi Universal considers this sudden withdrawal to have been motivated by Deutsche Telekom's wish to appropriate the shares of PTC at the lowest possible cost using methods which Vivendi regards as unlawful.

Vivendi Universal is claiming damages from Deutsche Telekom, currently estimated at 2.2 billion euros, to compensate for the losses it has suffered, and, in particular, for the loss of value in its investment in Poland caused by the behavior of Deutsche Telekom.

It will be recalled that the Group wishes to develop its presence in Poland and reinforce its position in the Polish telecommunications sector.


Important Disclaimer:
---------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that any outcome of the notices of grievance discussed above may not be the result expected, in addition to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


CONTACTS:
--------

Media                                                Investor Relations
Paris                                                Paris
Antoine Lefort                                       Daniel Scolan
+33 (0) 1 71 71 11 80                                +33 (0) 171 71 32 91
Agnes Vetillart                                      Laurence Daniel
+33 (0) 1 71 71 30 82                                +33 (0) 171 71 12 33
Alain Delrieu                                        Edouard Lassalle
+33 (0) 1 71 71 10 86                                +33 (0) 171 71 30 45
New York                                             New York
Flavie Lemarchand-Wood                               Eileen McLaughlin
+(1) 212.572.1118                                    +(1) 212.572.8961